VIA EDGAR AND OVERNIGHT DELIVERY

August 22, 2006

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Attention:	Jeffrey P. Riedler
Gregory S. Belliston

Re: Hollis-Eden Pharmaceuticals, Inc.

Registration Statement on Form S-3, filed August 11, 2006

File No. 333-136554

Dear Messrs. Riedler and Belliston:

This letter responds to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 17, 2006, to Richard B. Hollis, Chairman of the Board, President and Chief Executive Officer of Hollis-Eden Pharmaceuticals, Inc. (the “Company”), with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-136554) which was filed with the Commission on August 11, 2006.

For ease of reference, in this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

1.	Please provide us with an analysis of the appropriateness of registering the resale of the milestone shares before they are issued or issuable.

In response to the Staff’s comment, we respectfully direct the Staff to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section H (Form S-3), telephone interpretation Number 22, which states:

“Resales of earnout shares to be issued in connection with a merger, which transaction will not be registered in reliance upon the Section 4(2) exemption, may be registered on Form S-3 pursuant to General Instruction I.B.3. even though they are not outstanding at the time the registration statement is filed.”

We believe that the Staff’s position with respect to earnout shares issued in connection with a merger is directly applicable to our proposed registration of certain shares issuable to Aeson Therapeutics, Inc. (“Aeson”) upon the attainment of specified development milestones relating to the assets we acquired from Aeson.

The colloquial terms “earnout shares” and “milestone shares” are used interchangeably in the life sciences industry to describe additional contingent consideration that a target company may be entitled to receive after the closing of an acquisition as a result of the achievement of specified development, commercialization or economic milestones relating to the acquired assets. Acquisitions of development stage life sciences companies typically involve the acquisition of intellectual property rights that are in preclinical or clinical stage and not yet commercialized or revenue producing. Buyers and sellers in this industry often use contingent payments of additional consideration in the form of cash or shares (i.e., earnout or milestone payments) because in the absence of performance metrics such as market share, revenues, units sold etc., any valuation of a target company is extremely difficult to ascertain and highly subjective. Contingent payments payable upon the achievement of development milestones are used in the context of life sciences mergers and acquisitions to narrow the valuation gap between the seller and a buyer just as a contingent payment based upon a financial milestone or performance metric would be used for a target company with a commercialized product and revenues. The terms “earnout” versus “milestone” in this context are conceptually identical.

In addition, we believe that the business rationale behind having contingent payments upon the achievement of milestones is the same whether the acquisition of a seller’s assets is structured as an asset purchase or as an acquisition by merger. Aeson Therapeutics made an investment decision at the time it negotiated the transaction to receive a certain amount of consideration at the closing of the transaction coupled with the right to receive additional consideration if certain development milestones are achieved. We believe that the fact that the Hollis-Eden/Aeson transaction was structured as an asset purchase rather than a merger does not alter the business rationale behind the structuring of the contingent payments or Aeson’s investment decision and should not result in a different analysis or different policy considerations by the Staff. As a result, we believe that the Staff’s previously articulated position in the above referenced telephone interpretation also applies to Hollis-Eden’s proposed registration of potential milestone payments resulting from this transaction.

If you have any questions with regard to our response, need further supplemental information or would like to discuss any of the matters covered in this letter, please do not hesitate to contact me at (858) 587-9333.

Sincerely,

/s/ Eric J. Loumeau, Esq.
Eric J. Loumeau, Esq.
Vice President, General Counsel

cc:	Richard B. Hollis
Jane K. Adams, Esq.